SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

Commission file number:  0-22684

Shawnlee Construction LLC 401(k) Plan
74A Taunton Street
Plainville, MA  02762

(Full title of the plan and the address of the plan, if different from that of issuer named below)

Universal Forest Products, Inc.
2801 East Beltline NE
Grand Rapids, Michigan 49525-9736
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Shawnlee Construction LLC 401(k) Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2012 and 2011

Report of Independent Registered Public Accounting Firm
To the Plan Administrator
Shawnlee Construction LLC 401(k) Plan
Plainville, Massachusetts

We have audited the accompanying statements of net assets available for benefits of the Shawnlee Construction LLC 401(k) Plan (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/BDO USA, LLP

Grand Rapids, Michigan
June 11, 2013

Shawnlee Construction LLC 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2012	2011
Assets
Investments, at fair value	$6,006,298	$5,733,010

Notes receivable from participants	476,801	476,107
Employer contribution receivable	11,606	13,014
Net assets available for benefits at fair value	6,494,705	6,222,131

Adjustment from fair value to contract value for fully benefit responsive investment contracts	(4,310)	(5,547)
Net assets available for benefits	$6,490,395	$6,216,584

See accompanying notes.

Shawnlee Construction LLC 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2012	2011
Additions
Investment income (loss) :
Dividend and interest income	$86,455	$90,964
Net appreciation (depreciation) in fair value of common stocks	95,272	(36,851)
Net appreciation in fair value of common collective trust funds	2,494	25,863
Net appreciation (depreciation) in fair value of mutual funds	615,274	(357,800)
Total investment income (loss)	799,495	(277,824)
Participant contributions	421,766	419,843
Rollover contributions	-	12,714
Employer contributions	83,262	85,014
Interest from notes receivable from participants	24,637	21,036
Total Additions	1,329,160	260,783
Deductions
Distributions to participants	(900,702)	(428,481)
Administrative expenses	(20,131)	(22,034)
Total Deductions	(920,833)	(450,515)

Net increase (decrease)	408,327	(189,732)

Transfers (out) in (Note 3)	(134,516)	2,782

Net assets available for benefits at beginning of year	6,216,584	6,403,534
Net assets available for benefits at end of year	$6,490,395	$6,216,584

See accompanying notes.

Shawnlee Construction LLC 401(k) Plan
Notes to Financial Statements
1.            Significant Accounting Policies
Basis of Accounting
The financial statements of the Shawnlee Construction LLC (Plan Sponsor) 401(k) Plan (the Plan) are presented on the accrual method of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts. Although actual results could differ from these estimates, management believes estimated amounts recorded are reasonable and appropriate.
Risks and Uncertainties
The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.
New Accounting Pronouncement
In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to provide a consistent definition of fair value and improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs. Some of the amendments clarify the application of existing fair value measurement and disclosure requirements, while other amendments change a particular principle or requirement for measuring fair value or disclosing information about fair value measurements. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The Plan adopted the provisions of ASU 2011-04 but it did not result in a material impact on the Plan’s financial statements.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Shawnlee Construction LLC 401(k) Plan
Notes to Financial Statements (continued)
Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability.  The Plan utilizes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  The following provides a description of the three levels of inputs that may be used to measure fair value:
Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
Level 2 – Significant observable inputs such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable or can be derived from or corroborated by observable market data by correlation or other means.
Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
The following valuation methodologies were used to measure the fair value of the Plan’s investments:
Common Stock: Valued at quoted market prices in an exchange and active market in which the securities are traded.
Mutual Funds: Valued at quoted market prices in an exchange and active market, which represent the net asset values of shares held by the Plan.
Common Collective Trust Funds: Valued based on audited information reported by the issuer of the common collective trust at year-end.
The Plan’s valuation methods may result in a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Although Plan management believes the valuation methods are appropriate and consistent with those participating in the market, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Shawnlee Construction LLC 401(k) Plan
Notes to Financial Statements (continued)
The Plan also invests in investment contracts through a common collective trust (Union Bond & Trust Company Stable Value Fund, often referred to as “Morley Stable Value Fund”).  Investment contracts held by a defined contribution plan are required to be reported at fair value, with an adjustment to contract value in the statement of net assets available for benefits because contract value of these contracts is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the Union Bond & Trust Company Stable Value Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.
The investment objective of the Morley Stable Value Fund is to provide preservation of capital, relatively stable returns consistent with its comparatively low risk profile, and liquidity for benefit-responsive payments. Withdrawals from the Fund for benefit payments and participant transfers to noncompeting options are made to plan participants promptly upon request but in all cases within 30 days after written notification has been received.  All plan sponsor-directed full or partial withdrawals are subject to a twelve month advance written notice requirement, though the Fund may waive this requirement at its discretion.
The Pimco Total Return Fund (the Return Fund) was tracked on a unitized basis until December 2012 when the fund was de-unitized. For 2011, the Return Fund consisted of the Pimco Total Return Fund and funds held in cash that were sufficient to meet the Fund’s daily needs. Unitization of the Return Fund allowed for daily allocation of interest earned to participant accounts. The value of a unit reflected the combined market value of the Pimco Total Return Fund and the cash held. At December 31, 2011, 7,831 units were outstanding with a value of $20.57 per unit.
Purchases and sales of securities are recorded on a trade date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation/(depreciation) includes the Plan’s gains and losses on investments bought or sold as well as held during the year.
Notes Receivable from Participants
Notes receivables from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are deemed distributions based upon the terms of the Plan document.
Payment of Benefits
Benefits are recorded when paid.

Shawnlee Construction LLC 401(k) Plan
Notes to Financial Statements (continued)
Administrative Expenses
Administrative expenses incurred in connection with the operations of the Plan are paid by the Plan Sponsor, except for loan and certain investment fees, which are borne by the Plan and applied to the applicable participant balances. Substantially all of these expenses are paid to parties-in-interest of the Plan and are based on reasonable and customary rates for the related services.
2.            Description of the Plan
General
The following description of the Plan provides only general information. Participants should refer to the Plan Document and Summary Plan Description, as amended, for a more complete description of the Plan’s provisions.
The Plan is a defined-contribution, profit sharing and 401(k) plan that provides tax-deferred benefits for substantially all eligible employees of the Plan Sponsor. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 (ERISA).
Eligible employees are those who are 18 years or older and have completed six months of employment.  All newly eligible employees are automatically enrolled in the Plan at a deferral level of 3% of eligible compensation.
Contributions
Participants may voluntarily contribute up to 75% of their eligible compensation as a 401(k) contribution subject to certain regulatory limitations. Participant contributions to the Plan vest immediately.
The Plan Sponsor contributes a regular discretionary matching contribution. The regular matching contribution is made quarterly and was 25% of participant deferrals in 2012 and 2011, on the first 8% of each participant’s compensation.
The Plan Sponsor may also contribute a discretionary, non-elective contribution annually as determined and approved by management.  No discretionary profit sharing contributions were made in 2012 or 2011.
The Plan Sponsor may make Employer Davis-Bacon Contributions for any participant who is a Non-Highly Compensated Employee and who performed service in Davis-Bacon covered work during the calendar year.  Davis-Bacon contributions vest immediately.

Shawnlee Construction LLC 401(k) Plan
Notes to Financial Statements (continued)
Certain participants whose services are covered by the federal, state, or municipal prevailing wage law or Davis-Bacon Act, as amended, may receive employer prevailing wage law contributions.  No Davis-Bacon Act contributions were made for the years ended December 31, 2012 and 2011.
Employer contributions, with the exception of Davis-Bacon contributions, which are immediately 100% vested, are subject to a vesting schedule as follows:
Years of Service	Vesting Percentage

Less than 2	0%
2 but less than 3	20
3 but less than 4	40
4 but less than 5	60
5 but less than 6	80
6 or more	100
Participant Accounts
Participants may select from various investment options made available by the Plan. Each participant’s account is credited with the participant’s contribution, an allocation of the Plan Sponsor’s contribution, if any, Plan earnings and losses and certain administrative expenses. Earnings allocations are based on account balances, as defined in the Plan agreement.
The vested portion of terminated and retired participants’ accounts are available for distribution following a separation from service. Forfeitures may be used to offset the Plan Sponsor’s matching contributions or administrative expenses of the Plan. During 2012 and 2011, forfeitures of approximately $13,200 and $9,700, respectively, were used to offset the Plan Sponsor’s matching contributions.
Participant Loans
Participants may borrow from their account a minimum amount of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years, or up to 25 years for purchase of a principal residence. The loans bear interest at a rate equal to the prime rate (3.25% at December 31, 2012) plus 2% calculated on a daily basis. Interest rates on outstanding loans ranged from 4.25% to 6.0% at December 31, 2012. A participant may only have two loans outstanding at any time.

Shawnlee Construction LLC 401(k) Plan
Notes to Financial Statements (continued)
Payment of Benefits
Before attainment of age 59½, participants may request in-service withdrawals from the Rollover balance within their account. Participants may also request an in-service withdrawal from their Salary Deferral balance in the event of a financial hardship, subject to certain limitations as defined by the Plan.  Once a participant attains age 59½, in-service withdrawals may be made from all contribution sources.
Upon separation from service, a participant is eligible for a lump sum distribution of their full, vested account balance. Participants may elect to receive the distribution in a lump sum amount, a qualified rollover to another plan, or may defer their distribution until a later date. However, in the absence of an election, if the vested portion of a participant’s account is $1,000 or less, this amount will be paid as a lump sum distribution as soon as administratively allowable. Participants who incur a separation from service as a result of their death, Total Disability, or Retirement will be vested at 100% prior to their distribution.
A Participant whose initial Date of Employment is on or before December 31, 2009, and who is fully vested in his Discretionary and Matching Contribution Accounts may withdraw all or any part of his Discretionary and Matching Contribution Accounts by making a request to the Plan Administrator at least 30 days before the applicable withdrawal date.  No distribution shall be made of an Employer Discretionary or Matching Contribution until two years have elapsed since the contribution was made unless the Participant has completed at least five years of Vested Service.  The Participant shall specify the particular Account from which a withdrawal is made.
Termination
The Plan Sponsor intends to continue the Plan indefinitely, but reserves the right to terminate or amend the Plan at any time. In the event of termination of the Plan, all participants are automatically fully vested in the value of their accounts and will be paid in full.
3.            Transfers
As permitted by the plan, funds totaling $134,516 were transferred to the Universal Forest Products, Inc. Employees’ Profit Sharing 401(k) Retirement Plan (an affiliated plan) during 2012 and $2,782 were transferred from the Universal Forest Products, Inc. Employees’ Profit Sharing 401(k) Retirement Plan during 2011, due to employee transfers.

Shawnlee Construction LLC 401(k) Plan
Notes to Financial Statements (continued)
4.        Investments
The tables below set forth by level within the fair value hierarchy the Plan’s investments as of December 31, 2012 and 2011.
	Investment Assets at Fair Value
	as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Common stocks	$362,369	$-	$-	$362,369
Common collective trust funds		228,789		228,789
Mutual funds:
Bond funds	143,863			143,863
Target funds	564,105			564,105
Domestic stock funds	2,997,336			2,997,336
International stock funds	1,709,836			1,709,836
Total mutual funds	5,415,140			5,415,140
Total investments at fair value	$5,777,509	$228,789	$-	$6,006,298

	Investment Assets at Fair Value
	as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Common stocks	$306,601	$-	$-	$306,601
Common collective trust funds		227,747		227,747
Mutual funds:
Bond funds	161,119			161,119
Target funds	578,661			578,661
Domestic stock funds	2,860,188			2,860,188
International stock funds	1,598,694			1,598,694
Total mutual funds	5,198,662			5,198,662
Total investments at fair value	$5,505,263	$227,747	$-	$5,733,010

Shawnlee Construction LLC 401(k) Plan
Notes to Financial Statements (continued)
Individual assets that represent 5% or more of the fair value of the Plan’s assets are as follows:
	December 31
	2012	2011

Thornburg International Value Fund	$1,709,836	$1,598,694
JPMorgan Large Cap Growth Fund	1,406,490	-
Universal Forest Products Common Stock	362,369	*
American Funds Growth Fund of America	-	1,305,413
T. Rowe Price Retirement Income Fund	384,903	511,159
Vanguard 500 Index Fund	606,272	561,336
Invesco Growth and Income Fund	469,734	472,532
Neuberger Berman Genesis Fund	461,942	472,271
Notes receivable from participants	476,801	476,107
* Below 5% of net assets available for benefits
5.            Income Tax Status
The Plan was amended and restated as an individually designed plan effective May 10, 2010.  The Plan has not received a determination letter specific to the Plan itself.  The amended and restated Plan is a "post-EGTRRA" document, and the Plan Sponsor will submit the Plan for a determination letter during the post-EGTRRA 5-year determination letter cycle for the Plan, which ends January 31, 2015.  The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

Shawnlee Construction LLC 401(k) Plan
Notes to Financial Statements (continued)
6.            Difference Between Financial Statements and Form 5500
The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500:
	December 31 2012	December 31 2011
Net assets available for benefits from the financial statements	$6,490,395	$6,216,584
Net adjustment to fair value for fully benefit responsive investment contracts	4,310	5,547
Assets available for benefits from the Form 5500	$6,494,705	$6,222,131
The following is a reconciliation of the net increase (decrease) in net assets per the financial statements to the net income (loss) from the Form 5500:
	December 31 2012	December 31 2011
Net increase (decrease) in net assets from the financial statements	$408,327	$(189,732)
2012 Net adjustment to fair value for fully benefit responsive investment contracts	4,310
2011 Net adjustment to fair value for fully benefit responsive investment contracts	(5,547)	5,547
2010 Net adjustment to fair value for fully benefit responsive investment contracts		(2,924)
Net income (loss) from the Form 5500	$407,090	$(187,109)

Shawnlee Construction LLC 401(k) Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN #03-0537439    Plan #001

December 31, 2012

(a)	(b)	(c)	(e)
		Description of Investment Including, Maturity Date,
	Identity of Issuer, Borrower, Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	Current Value

	Common stock:
*	Universal Forest Products, Inc.	Universal Forest Products Common Stock	$362,369

	Common collective trust funds:
	Union Bond & Trust Company	Stable Value Fund	228,789

	Mutual funds:
	JP Morgan	Large Cap Growth Fund	1,406,490
	Vanguard	Midcap Index Fund	52,898
	Pimco	Total Return Fund	143,863
	Thornburg	International Value Fund	1,709,836
	Neuberger Berman	Genesis Fund	461,942
	Invesco	Growth and Income Fund	469,734
	Vanguard	500 Index Fund	606,272
	T. Rowe Price	Retirement 2050 Fund	54,563
		Retirement 2040 Fund	68,408
		Retirement 2030 Fund	44,455
		Retirement 2020 Fund	11,372
		Retirement 2010 Fund	404
		Retirement Income Fund	384,903
			5,415,140
			6,006,298
*	Notes receivable from participants	Collateralized by vested account balances, payable in monthly
		installments with interest rates ranging from 4.25% to 6.00%	476,801
			$6,483,099
*	Indicates a party-in-interest to the Plan.

	Note: Column (d), cost, is not applicable, as all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Shawnlee Construction LLC, as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Shawnlee Construction LLC 401(k) Plan

Date:	June 11, 2013	/s/ Gerald Simmer
Gerald Simmer,
Shawnlee Construction LLC, Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of BDO USA, LLP